Exhibit 99.1

25 March 2021

Midatech Pharma PLC

(“Midatech” or the “Company”)

Non-binding Heads of Terms for MTX110 Co-development of MTX110

and

Unaudited Headline Results for the Year Ended 31 December 2020

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines announces non-binding Heads of Terms for the co-development of MTX110 and unaudited headline results for the year ended 31 December 2020.

MTX110 – Non-binding Heads of Terms

On 26 January 2021, the Company announced that it was engaged in tentative discussions with a third party around the potential co-development of MTX110. These discussions have now advanced to non-binding term sheet stage.

If the deal progresses to definitive agreements, the Company would expect to receive a modest upfront payment upon execution, success-based development and sales milestones and royalties typical for a licensing agreement with products in a similar stage of development. R&D expenses would be assumed by the two parties with the apportionment to be agreed based on their respective territories. There can be no assurance on the timing for concluding these discussions nor any assurance that the parties will enter into definitive agreements. Further announcements will be made in due course, as appropriate.

Unaudited 2020 Headline Results

In March 2020, the Company announced a strategic review of its operations which led to the termination of further in-house development of MTD201, closure of its Spanish subsidiary, Midatech Pharma España SL (“MPE”), and the MTD201 dedicated manufacturing facilities in Bilbao, Spain.

The closure of MPE resulted in an immediate halving of the cash burn rate and significant savings in R&D and administrative expenses going forward. Included in the unaudited headline results for 2020 are R&D expenses and administrative costs of £2.8 million and £1.1 million, respectively, in respect of MPE.

Also in connection with the termination of MTD201, the Company has recognised a non-cash impairment loss in 2020 for in-process development of £9.3 million and goodwill of £2.3 million. In addition, in connection with the purported termination of our license to panobinostat by Secura Bio, Inc. in June 2020, the Company recognised a non-cash impairment of an intangible asset relating to the license agreement of £0.8 million as of 31 December 2020.

Headline unaudited results, including MPE, for the year ended 31 December 2020 compared with the prior year are as follows:

	Year ended 31 December
	Unaudited	Audited
	2020	2019
	£m	£m

Revenue	0.2	0.3
Grant revenue	0.1	0.4
Total revenue	0.3	0.7

Research and development	(6.1)	(7.8)
Administrative costs	(5.0)	(3.8)
(Non- cash) Impairment of intangible assets	(12.4)	--

Loss before tax	(23.5)	(10.9)

	At 31 December
	Unaudited	Audited
	2020	2019
	£m	£m

Cash and cash equivalents	7.5	10.9

The Company expects to publish its audited results for the year ended 31 December 2020 by the end of April 2021.

Our consolidated financial statements for the fiscal year ended 31 December 2020 are not yet available and our independent registered public accounting firm, Mazars LLP, has not completed its audit of the consolidated financial statements for such period. Our expectations with respect to our unaudited results for the period discussed above are based upon management estimates. The estimates set forth in this announcement were prepared based upon a number of assumptions, estimates and business decisions that are inherently subject to significant business and economic conditions and competitive uncertainties and contingencies, many of which are beyond our control. This summary is not meant to be a comprehensive statement of our unaudited financial results for this period and our actual results may differ from these estimates.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

For more information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

Rupert Dearden (Corporate Broking)

Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker)

Andrew Thacker / Zoe Alexander (Corporate Broking)

Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Megan Paul

Tel: +1 (646) 653 7034

Email: mpaul@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.